19011197

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53546

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Perryman Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 1660
(No. and Street)

Dallas	Texas	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEC 03 2019

Washington DC
406

Moss Adams LLP
(Name – if individual, state last, first, middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

DEC 03 2019

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Perryman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Perryman Securities, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

JAN MAYFIELD
My Notary ID # 7717394
Expires December 2, 2023

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous Audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PERRYMAN SECURITIES, INC.

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Perryman Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Perryman Securities, Inc. (the Company) as of September 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 27, 2019

We have served as the Company's auditor since 2016.

PERRYMAN SECURITIES, INC.
Statement of Financial Condition
September 30, 2019

ASSETS

Cash	$	4,947
Securities owned at fair value		175,259
Commission receivable		63,430
	$	243,636

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	30,348
Commissions payable		21,749
	$	52,097
Stockholder's equity		
Common stock, 1,000,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding		1,000
Retained earnings		190,539
Total stockholder's equity		191,539
	$	243,636

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Operations
For the Year Ended September 30, 2019

Revenues	
Distribution fees	$ 453,976
Unrealized gain on investment account	7,629
Interest Income	3
Dividend income	2,323
	463,931
Expenses	
Commissions	104,483
Salaries and employment costs	25,910
Regulatory fees and expenses	11,878
Management fees and other expenses	305,227
	447,498
Income (loss) before income taxes	16,433
Provision (benefit) for federal income taxes	
Current	1,513
Deferred	1,602
	3,115
Net Income	$ 13,318

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2019

	Shares	Common Stock	Retained Earnings	Total
Balances at September 30, 2018	10,000	$ 1,000	$ 177,221	$ 178,221
Net Income			13,318	13,318
Balances at September 30, 2019	10,000	$ 1,000	$ 190,539	$ 191,539

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2019

Cash flows from operating activities	
Net income	$ 13,318
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Unrealized gain on investment account	(7,629)
Dividends on investment account	(2,326)
Change in assets and liabilities	
Decrease in commission receivable	2,513
Increase in accounts payable and accrued expenses	3,838
Decrease in commission payable	(4,836)
Net cash provided (used) by operating activities	4,878
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	4,878
Cash at beginning of year	69
Cash at end of year	$ 4,947

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Perryman Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(K)(2)(i), (the Customer Protection Rule), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company's customers are located throughout the United States.

Marketable securities owned are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Effective October, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year ended September 30, 2019.

The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfied a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Distribution Fees - Mutual Funds, Insurance and Annuity Products
The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to, amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. Commissions receivable as of September 30, 2019 were $63,430.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income taxes payable of $24,176 are included in Accounts Payable and Accrued Liabilities.

Note 1 - Summary of Significant Accounting Policies, continued

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to five years from date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 2 - Fair Value Disclosures, continued

For the year ended September 30, 2019, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 investments at September 30, 2019 and for the year then ended.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2019, the Company had net capital of approximately $142,735 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.365 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Related Party

An affiliated company has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with the affiliate under this contract through September 30, 2019, were $251,834 and are reflected in other expenses. The Company and the affiliate are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

Note 6 - Employee Benefits

The Company has a medical expense plan used to reimburse an employee who is a Participant ("Participant") in the plan for the medical care of the Participant, the Participant's spouse and dependents not otherwise reimbursed under any other plan of the Company, and to replace Participant's lost wages due to absence from work caused by occupational and non-occupational personal injuries and sickness.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2019

Schedule I

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2019

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 191,539
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	191,539
Deductions and/or charges	
Non-allowable assets:	
Commission receivable	(22,667)
Net capital before haircuts on securities positions	168,872
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	(26,137)
Net capital	$ 142,735

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 30,348
Commissions payable	21,749
Total aggregate indebtedness	$ 52,097

Schedule I (continued)

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,473
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 137,735
Excess net capital at 1000%	$ 137,525
Ratio: Aggregate indebtedness to net capital	0.365 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Perryman Securities, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Perryman Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k)(2)(i) (the *exemption provisions*) under which Perryman Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Perryman Securities, Inc. stated that Perryman Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Perryman Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Perryman Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 27, 2019

We have served as this company's auditor since 2016.

PERRYMAN
SECURITIES, INC.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Perryman Securities, Inc. (the "Company"), are responsible for complying with the requirements of 17 C.F.R. §1Sc3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as September 30, 2019 and during the period from October 1, 2018 through September 30, 2019. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1. The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of Perryman Securities, Inc."

2. The Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2019 without exception.

Perryman Securities, Inc.

William Perryman, President

11-27-2019
Date

12221 Merit Drive, Suite 1725 | Dallas, TX 75251 | 972.770.4800 | Fax: 972.770.4888 | www.billperryman.com

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